                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. 1)1

                            SIBIA NEUROSCIENCES, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   825732 10 0
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (312) 263-7777
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 2, 1999
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
                 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other
                      parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  896263 10 0                  13D       Page 2 of 7 Pages
---------------------------------                ------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |X|  (b)  |_|

-------------------------------------------------------------------------------

     3       SEC USE ONLY

-------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*
                      WC

-------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              |_|

-------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE

-------------------------------------------------------------------------------

         NUMBER OF                7       SOLE VOTING POWER
          SHARES                              -0-
       BENEFICIALLY           -------------------------------------------------
         OWNED BY
           EACH                   8       SHARED VOTING POWER
         REPORTING                            707,750
        PERSON WITH           -------------------------------------------------
                                  9       SOLE DISPOSITIVE POWER
                                              -0-
                              -------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                              707,750
-------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                      707,750

-------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          |_|

-------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.3%

-------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  896263 10 0                           13D       Page 3 of 7 Pages
---------------------------------------                ------------------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BVF PARTNERS L.P.
-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |X|  (b)  |_|

-------------------------------------------------------------------------------

     3       SEC USE ONLY

-------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*
                      00

-------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              |_|

-------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE

-------------------------------------------------------------------------------

         NUMBER OF                7       SOLE VOTING POWER
          SHARES                              -0-
       BENEFICIALLY           -------------------------------------------------
         OWNED BY
           EACH                   8       SHARED VOTING POWER
         REPORTING                            1,320,600
        PERSON WITH           -------------------------------------------------
                                  9       SOLE DISPOSITIVE POWER
                                              -0-
                              -------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                              1,320,600
-------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                      1,320,600

-------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          |_|

-------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.6%

-------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  896263 10 0                            13D       Page 4 of 7 Pages
-------------------------------                        ------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BVF INC.
-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |X|  (b)  |_|

-------------------------------------------------------------------------------

     3       SEC USE ONLY

-------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*
                      WC, 00

-------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              |_|

-------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE

-------------------------------------------------------------------------------

         NUMBER OF                7       SOLE VOTING POWER
          SHARES                              -0-
       BENEFICIALLY           -------------------------------------------------
         OWNED BY
           EACH                   8       SHARED VOTING POWER
         REPORTING                            1,320,600
        PERSON WITH           -------------------------------------------------
                                  9       SOLE DISPOSITIVE POWER
                                              -0-
                              -------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                              1,320,600
-------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                      1,320,600

-------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          |_|

-------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.6%

-------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON*
                      IA, CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  896263 10 0            13D               Page 5 of 7 Pages
-------------------------------            ------------------------------------

         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock"), of SIBIA Neurosciences, Inc., a Delaware corporation ("SIBIA").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since June 3, 1999, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 151,200 shares of the Stock for an aggregate consideration of $1,270,013.58, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 126,000 shares of the Stock for an aggregate consideration of $1,055,788.20, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.           PURPOSE OF TRANSACTIONS.

         Partners believes the terms of the proposed acquisition of SIBIA by Merck & Co. do not adequately reflect the fair value of SIBIA's world-class drug discovery organization plus the extraordinary potential of SIBIA's royalties derived from preexisting, fully-funded, partnered programs. Accordingly, Partners may explore various alternatives for enhancing SIBIA's shareholder value. To this end, Partners has communicated with, and may communicate with in the future, SIBIA's management, Board and other shareholders, with Merck, and with other interested parties. There can be no assurance that Partners will develop any alternatives or that such alternatives, if developed, will be provided by SIBIA or that, if provided, will succeed.

CUSIP NO.  896263 10 0          13D                  Page 6 of 7 Pages
----------------------------              -------------------------------------

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) BVF beneficially owns 707,750 shares of the Stock, Partners beneficially owns 1,320,600 shares of the Stock, and BVF Inc. beneficially owns 1,320,600 shares of the Stock, approximately 7.3%, 13.6% and 13.6%, respectively, of the aggregate number of shares outstanding as of July 30, 1999 (as reported by SIBIA's shareholder services department).

         (b) BVF shares voting and dispositive power over the 707,750 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,320,600 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

         (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

         (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement Regarding Joint Filing

         Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP NO.  896263 10 0                 13D                Page 7 of 7 Pages
-------------------------------                      --------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1999

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner

                           By: /s/ Mark N. Lampert
                               -------------------
                                   Mark N. Lampert
                                   President

         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner

                  By: /s/ Mark N. Lampert
                      -------------------
                          Mark N. Lampert
                          President

         BVF INC.


         By: /s/ Mark N. Lampert
             -------------------
                 Mark N. Lampert
                 President

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                        --------------------------------

         The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 4, 1999

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner

                           By: /s/ Mark N. Lampert
                               -------------------
                                   Mark N. Lampert
                                   President

         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner

                  By: /s/ Mark N. Lampert
                      -------------------
                          Mark N. Lampert
                          President

         BVF INC.


         By: /s/ Mark N. Lampert
             -------------------
                 Mark N. Lampert
                 President

                                    EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                           DURING THE PAST SIXTY DAYS




--------------------------------------------------------------------------------------------------------------------------------
                                    FOR THE
    TRADE DATE       BY             ACCOUNT          QUANTITY         PRICE PER         TYPE OF TRADE        BROKER
                                       OF                               SHARE
--------------------------------------------------------------------------------------------------------------------------------
08/02/99            BVF Ltd.        Partners          18,000          $8.3749             Purchase            INET
--------------------------------------------------------------------------------------------------------------------------------

08/02/99            BVF             Partners         124,200          $8.3749             Purchase            INET
--------------------------------------------------------------------------------------------------------------------------------

08/02/99            BVF Ltd.        Partners          80,000          $8.3750             Purchase            HRZG
--------------------------------------------------------------------------------------------------------------------------------

08/03/99            BVF             Partners          22,000          $8.3750             Purchase            HRGZ
--------------------------------------------------------------------------------------------------------------------------------

08/03/99            ILL10           Partners          10,000          $8.3750             Purchase            HRGZ
--------------------------------------------------------------------------------------------------------------------------------

08/03/99            BVF Ltd.        Partners          18,000          $8.3750             Purchase            HRGZ
--------------------------------------------------------------------------------------------------------------------------------

08/04/99            BVF             Partners           5,000          $8.3750             Purchase            HRGZ
--------------------------------------------------------------------------------------------------------------------------------

         INET     =      Instinet
         HRZG     =      Herzog, Hein & Geduld